Exhibit 99.1

CMGE Reports Fourth Quarter and Full Year 2014 Unaudited Financial Results

HONG KONG, March 26, 2015 — China Mobile Games and Entertainment Group Limited (“We,” “CMGE” or the “Company”) (Nasdaq: CMGE), the largest publisher and a leading developer of mobile games in China, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2014.

Fourth Quarter 2014 Financial Highlights

•	Revenues were RMB417.8 million (US$67.3 million1), compared with RMB146.4 million in the fourth quarter of 2013 and RMB357.6 million in the third quarter of 2014, and exceeded guidance for the quarter of RMB380.0 million by about 10%. Revenues were 185.4% higher year-over-year and 16.8% higher quarter-over-quarter.

•	Net income attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders (“net income attributable to CMGE”) was RMB67.4 million (US$10.9 million), compared with RMB34.2 million in the fourth quarter of 2013 and RMB75.5 million in the third quarter of 2014.

•	Non-GAAP[2] net income attributable to CMGE was RMB87.9 million (US$14.2 million), compared with RMB34.5 million in the fourth quarter of 2013 and RMB83.2million in the third quarter of 2014. Non-GAAP net income attributable to CMGE was 154.8% higher year-over-year and 5.7% higher quarter-over-quarter. In the fourth quarter of 2014, the Company incurred an additional share-based compensation expense of RMB12.7 million (US$2.1 million) for performance based share options issued to employees as financial performance targets for 2014 were achieved.

•	Basic and diluted earnings per American Depositary Share[3] (“ADS”) were RMB2.16 (US$0.35) and RMB2.04 (US$0.33), respectively, compared with basic and diluted earnings per ADS of RMB1.28 and RMB1.18, respectively, in the fourth quarter of 2013. Basic and diluted earnings per ADS were RMB2.42 and RMB2.30, respectively, in the third quarter of 2014.

•	Non-GAAP basic and diluted earnings per ADS were RMB2.81 (US$0.45) and RMB2.66 (US$0.43), respectively, compared with non-GAAP basic and diluted earnings per ADS of RMB1.28 and RMB1.19, respectively, in the fourth quarter of 2013. Non-GAAP basic and diluted earnings per ADS were RMB2.67 and RMB2.54, respectively, in the third quarter of 2014.

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2046 to US$1.00, the effective noon buying rate as of December 31, 2014 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.
[2]	Non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections titled “About Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.
[3]	One ADS represents 14 Class A ordinary shares of the Company’s stock.

Full Year 2014 Financial Highlights

•	Revenues were RMB1,264.7 million (US$203.8 million), representing an increase of 258.3% compared with RMB353.0 million in 2013.

•	Net income attributable to CMGE was RMB232.1 million (US$37.4 million), representing an increase of 904.8% compared with RMB23.1 million in 2013.

•	Non-GAAP net income attributable to CMGE was RMB272.1 million (US$43.9 million), representing an increase of 585.4% compared with RMB39.7 million in 2013.

•	Basic and diluted earnings per ADS were RMB7.67 (US$1.24) and RMB7.22 (US$1.16), respectively, compared with basic and diluted earnings per ADS of RMB0.98 and RMB0.89, respectively, in 2013.

•	Non-GAAP basic and diluted earnings per ADS were RMB8.99 (US$1.45) and RMB8.47(US$1.36), respectively, compared with Non-GAAP basic and diluted earnings per ADS of RMB1.74 and RMB1.67, respectively, in 2013.

•	Cash and cash equivalents were RMB349.3 million (US$56.3 million) and short-term investments were RMB42.4 million (US$6.8 million) as of December 31, 2014.

Fourth Quarter Select Operating Data

•	Total paying user accounts[4] for social games were 6.3 million, compared with 3.2 million in the fourth quarter of 2013 and 6.2 million in the third quarter of 2014. Average revenue per paying user account (“ARPU”) for social games was RMB47.0, compared with RMB36.6 in the fourth quarter of 2013 and RMB45.9 in the third quarter of 2014.

•	Total paying user accounts[5] for single-player games (excluding single-player game bundles) were 7.2 million, compared with 2.8 million in the fourth quarter of 2013 and 4.0 million in the third quarter of 2014. ARPU for single-player games (excluding single-player game bundles) was RMB12.8, compared with RMB7.4 in the fourth quarter of 2013 and RMB17.2 in the third quarter of 2014.

•	Total subscriptions[6] for single-player game bundles were 0.6 million in the fourth quarter of 2014, compared with 1.1 million in the fourth quarter of 2013 and 0.6 million in the third quarter of 2014. Average revenue per subscription for single-player game bundles was RMB4.7, compared with RMB4.9 in the fourth quarter of 2013 and RMB4.9 in the third quarter of 2014.

•	Average monthly active users (“MAUs”)[7] for the fourth quarter of 2014 were 71.5 million, compared with 28.0 million in the fourth quarter of 2013 and 36.6 million in the third quarter of 2014. Average daily active users (“DAUs”)[8] for the fourth quarter of 2014 were 6.9 million, compared with 9.8 million in the fourth quarter of 2013 and 5.3 million in the third quarter of 2014.

[4]	Total paying users for social games represent the number of users (as measured by user accounts) that have purchased in-game items for the relevant period, adjusted to eliminate double-counting of the same user accounts.
[5]	Total paying users for single-player games represents (i) the number of user accounts that have purchased in-game items for the relevant period, adjusted to eliminate double-counting of the same user account, and (ii) the total number of games purchased through application stores.
[6]	Total subscriptions represent the total number of monthly subscriptions to our game bundles offered through mobile network operators. A user who pays two subscription fees during one month to subscribe to different game bundles would be counted as two subscriptions.
[7]	MAUs represent the total number of user accounts that have logged-in to or played a game during a particular month, adjusted to eliminate double-counting of the same user account. Average MAUs for a particular period is the average of the MAUs during that period.
[8]	DAUs represent the total number of user accounts that have logged-in to or played a game during a particular day, adjusted to eliminate double-counting of the same user account. Average DAUs for a particular period is the average of the DAUs during that period.

Full Year 2014 Select Operating Data

•	Total paying user accounts for social games were 21.1 million, a significant increase from 7.7 million in 2013. Full-year ARPU was RMB43.8, compared with RMB28.9 in 2013.

•	Total paying user accounts for single-player games (excluding game bundles) were 18.5 million, compared with 13.7 million in the 2013. Full-year ARPU was RMB14.4, compared with RMB4.3 in 2013.

•	Total subscriptions for bundles were 3.2 million in 2014, a decrease from 6.1 million in 2013, and average revenue per subscription was RMB4.1, compared with RMB5.1 in 2013.

•	Average MAUs for 2014 were 36.7 million, compared with 12.9 million in 2013. Average DAUs for 2014 were 4.7 million, compared with 1.7 million in 2013.

•	As of 31 December 2014, the Company had a diversified portfolio of 668 single player games and 83 social games.

“During 2014 we have achieved many significant milestones,” said Mr. Ken Jian Xiao, Chief Executive Officer of CMGE. “First, we further advanced our leadership position in the China mobile game publishing industry, as reflected by our leading and expanding share of gross billings according to Analysys International. Second, we increased our revenue and Non-GAAP profitability sequentially and on a year-to-year basis. Finally, we significantly grew our player base, from 28.0 million MAUs in the fourth quarter of 2013 to 71.5 million MAUs in the fourth quarter in 2014.”

As of December 31, 2014, the Company had over 1,500 employees, with offices located in Shenzhen, Guangzhou, Beijing, Chengdu, Shanghai, Hong Kong, Taipei, Tokyo and Seoul. The Company has grown rapidly in 2014 in both its publishing business and self-developed games. Moreover, throughout the course of the year, the Company has strengthened its intellectual property (“IP”) and overseas strategy. Building on the core principles of “product innovation” and “user satisfaction,” the Company has firmly established a diverse and comprehensive mobile gaming ecosystem that includes its self-developed games, publishing business, IP, game support platform and distribution platform.

Publishing business

According to Analysys International, the Company ranked No. 1 in terms of gross billings among China’s mobile game publishers for six straight quarters from July 2013 to December 2014, and was estimated to have approximately 20.1% of the mobile game publishing’s market share in China during the fourth quarter of 2014. Since establishing our third-party publishing business in the middle of 2013, the Company has successfully published more than ten mobile games each with monthly gross billings over RMB10 million, including Despicable me: Minion Rush , Crisis Action , Super Hero , Tian Tian Ying Xiong and Jue Zhan Sha Cheng .. In particular, Jue Zhan Sha Cheng , a MMORPG mobile game, has been showing improving monthly gross billings in recent months. In addition, the Company recently published four new games, including The King of Fighters’ 97 , Monster Hunter- the Great Hunting Quest , Pleasant Goat and Big Big Wolf Rush and Uncharted Waters V ..

Crisis Action , one of the world’s first First Person Shooting (“FPS”) mobile games, has been very successful. In addition, on January 29, 2015, we published Pleasant Goat and Big Big Wolf Rush (“Pleasant Goat”), the world’s first 3D running game based on the Pleasant Goat and Big Big Wolf Rush IP rights that we acquired. In its first day of launch, Pleasant Goat reached 2.85 million downloads in a single day. Pleasant Goat also generated monthly gross billings of over RMB20 million during its first month of being published. During February of 2015, Uncharted Waters V , which we published in cooperation with Tecmo Koei became one of the few successful Japanese mobile games published in China in the first quarter of 2015.

In 2014, the Company also published high-quality mobile games outside of China. The Company has established offices in Hong Kong, Taiwan, Korea and Japan to focus on the localization of the games it publishes as well as actively pursue collaboration opportunities with overseas marketing platforms. Throughout 2014, the Company published more than 10 mobile games overseas, including in Hong Kong, Macau, Taiwan, Korea, Thailand and Russia. Such games include Wu Shuang San Guo , Wonder Hero , Age of Tank , Chao Shen Xue Yuan , Chao Shen Lian Meng , Da Hua Xi You , Wei Shou Lai Xi , Jin Gu Bang OL and Dark Creator , many of which have performed well in these markets on both Android and iOS. Rise of Darkness , an MMORPG mobile game published by Tencent in Mainland China, for which the Company has the rights to publish in the United States, Canada, Australia and the United Kingdom, is expected to be launched in the United States and Canada in April of 2015. The Company currently has a strong overseas publishing pipeline and is preparing to publish the following games overseas in 2015: The Creator , Blood Reincarnation , War Valley: Age of Valor and Clash Of Galaxy.

In recognition of the success of its publishing business, for the 2014 Golden Plume Awards, the Company was named “The 10 Best Game Enterprises”. Moreover, the Company’s game Crisis Action was named “The Most Popular Social Game”.

Self-developed games

According to Analysys International, the Company was ranked a Top 10 developer in China in both the third and the fourth quarter of 2014. In 2014, the Company’s self-developed MMORPG mobile game Wonder Hero was ranked first in popularity rankings on Kakao Talk, Naver, T-store, N-store within 48 hours after its launch in Korea. Currently, the Company has multiple games in its self-development pipeline. New Legend of Sword and Fairy , co-developed with Softstar Technology , will begin closed beta testing in April of 2015. Naruto: Shinobi Masters , co-developed with GREE, is in its final stage of development. The Company is also currently developing a Shaolin Temple- themed ARPG mobile game as well as a RPG game that is adapted from the popular online fiction Ze Tian Ji co-developed with 7Cool .. Both games are scheduled to enter closed beta testing in Q2 2015. In addition, in 2014, the highly anticipated ARPG mobile game The Creator , which the Company co-developed with Shanghai Yin He Shu Wu , won the 2014 Unity3D Vision Award.

The Company also has numerous games in various stages of self-development and co-development based on IP rights the Company acquired, including, among others, One Piece: The Path of Powers , Samurai Shodown , Ikkyuu San , Si Da Ming Bu and Hello Kitty .. These games are expected to be launched during 2015. We are looking forward to strong overall growth of our self-developed games in 2015.

Intellectual property:

Throughout 2014, the Company established a series of strategic partnerships with IP owners in Japan, the US and Taiwan and sourced several classic IPs such as Naruto , One Piece , Dragon Ball Z , Ikkyuu San , Hello Kitty and Samurai Showdown , among others. In addition, the Company made a strategic investment in Inplay, a leading Korean developer of mobile and PC games of which Warner Brothers is a major shareholder.

Recently, in the area of manga, the Company has acquired the rights from North Stars Pictures to develop mobile games based on the popular Japanese manga Fist of the North Star .. In the area of classic games, the Company has been authorized by Softstar Technology to co-develop a 3D mobile game version of New Legend of Sword and Fairy , a game that is widely recognized as a classic Chinese culture-themed RPG. In the area of online fiction, the Company has been authorized to develop a hard-core mobile game based on the popular online fiction Si Da Ming Bu Zhi Da Dui Jue ..

Long-life-cycle product strategy:

In 2014, in addition to further developing our existing competitive products, the Company has also developed two product lines each with long life-cycles, including poker games and e-sports games. Both of these products performed exceptionally well in 2014. In addition, the Company entered into a strategic cooperation with Jin Huan Tian Lang , a leading mobile poker game developer in China in which the Company made a strategic investment in 2014, to focus on building a social platform with multiple social functions and interactive services.

In 2014, the Company published various e-sports mobile games, including Crisis Action , Charming Dancer and, King of Fighters’ 97 .. As one of the world’s first FPS competitive mobile games and an official mobile game title in the World E-sport Championship Games, Crisis Action has performed very well as part of the regularly held online competitions titled “Hero Leagues,” which attracts many players. Another unique 3D dance-themed game, Charming Dancer , with its simple operation, catchy characters and real-time communication tools, has won popularity among players and was awarded the 2014 GMGC Best Visual Award.

In addition, the Company also commenced closed beta testing on the Android platform for the battle game The King of Fighters’ 97 in January 2015 . This version of The King of Fighters’ 97 preserves the 36 characters from the original game while adding exciting and upgraded visual effects and multiple game play modes for improved player experience. Similarly, the Company will also upgrade the arcade game Samurai Shodown 2 on Android platforms.

Distribution platform

In 2014, the Company’s proprietary game center developed steadily with total registered users reaching 24 million by December 31, 2014. In addition, the Company’s highest monthly downloads and total downloads for the year were approximately 100 million and over 700 million, respectively. By pre-installing game center applications on the handsets of users mainly from third-tier and fourth-tier cities in China, the Company has achieved successes in promoting its single-player games and mobile poker games. In particular, we have achieved the annual targets we set to pre-install our game center application and/or games on more than 80 million smartphones by the end of 2014.

In 2014, through strategic cooperation with China Unicom, the Company has also expanded into the field of television games. In October of 2014, the Company and International Data Group collectively established the “Future Family Fun Alliance” on China Unicom’s WoStore , which has aggregated over forty core enterprises in the family entertainment industry, including content providers, electrical appliance manufacturers, game controller manufacturers, chipset manufacturers, third party platforms and media, among others, to develop and distribute mobile games and other forms of entertainment on a smart television platform.

Game support platform

In 2014, the Company also established a game support platform. “Super SDK” combines social chatting, cross promotion, data mining and other functions. It links game developers with multiple distribution channels while simultaneously increasing user stickiness and increasing the efficiency of developers in distributing and marketing their games. In order to further consolidate its game support platform, the Company strategically invested in Shenzhen Yunva Technology (“Yunva Technology”) in 2014. In the fourth quarter of 2014, Yunva Technology launched “YAYA Yu Yin” 3.0, which has enriched the social functions and incorporated a game distribution function. YAYA Yu Yin attracted an average 50,000 newly registered users during the fourth quarter of 2014. For improved game experience, Super SDK has incorporated YAYA Yu Yin. In addition, Beijing Super Flash Software Co. Ltd, in which the Company also made a strategic investment, launched its “Mobimirage” game engine (the “Mirage Engine”) in the third quarter of 2014. The Mirage Engine is a 2D/3D cross-platform mobile game engine. With an average three to five month game research and development period, it has already launched several successful games, including Jue Zhan Sha Cheng , which was self-developed by us, Heng Sao Xi You , which was exclusively published by Tencent.

Integrated ecosystem focusing on product innovation and user satisfaction

For every segment of the mobile game industry in which it is involved, the Company has either made strategic investments or established operating subsidiaries with a goal to develop an integrated ecosystem focused on product innovation and user satisfaction. Such strategic investments and subsidiaries include Inplay, 51 PK , Yunva Technology, Super Flash and Jin Huan Tian Lang , among others. Among all of the Company’s investment projects, its strategic investment in Angel Fund Success Capital has been instrumental in making the Company’s overall investment strategy in the mobile game industry more complete. Since its inception in June 2014, Success Capital has invested in 18 projects including in mobile game developers, television game developers, game art production companies, game music production companies, gaming media as well as game IP integrators.

In 2014, with product innovation and user satisfaction as its core principles, the Company has successfully established an integrated ecosystem, bringing together self-developed games, game publishing, IP, a game support platform and distribution platform. Through this ecosystem, the Company will continue to strive to provide players with more interesting games and high quality services and thereby create a gaming brand to foster loyalty among our players.

Mr. Ken Chang, the Company’s Chief Financial Officer, added “I am pleased to report that CMGE again achieved record quarterly revenue and significant growth in operational performance in the fourth quarter of 2014. Our game revenue grew 185.4% year-over-year or 16.8% quarter-over-quarter, while our Non-GAAP net profit grew 146.9% year-over-year or 6.2% quarter-over-quarter . Our operating data for social games was exceptional in the fourth quarter of 2014. Thanks to the success of social games such as Crisis Action and Jue Zhan Sha Cheng , MAUs have expanded significantly from 36.6 million in the prior quarter to 71.5 million in the fourth quarter of 2014.”

Fourth Quarter 2014 Results

Revenues

Total net revenues were RMB417.8 million (US$67.3 million) in the fourth quarter of 2014, an increase of 185.4% from RMB146.4 million from the same period last year and an increase of 16.8% from RMB357.6 million in the prior quarter. The sequential and year-over-year increase was mainly due to the continued success of our self-developed and published games, including the recent successes of Jue Zhan Sha Cheng and Crisis Action , which have both driven an increase in the number of paying users and ARPU. The continued success of our social games has increased ARPU for social games by 2.4% to RMB47.0 in the fourth quarter of 2014 from RMB 45.9 in the third quarter of 2014. Meanwhile, our single-player games have also recognized an increase of 80.0% in paying users to 7.2 million in the fourth quarter of 2014 from 4.0 million in the third quarter of 2014.

Cost of Revenues

Cost of revenues was RMB171.7 million (US$27.7 million) in the fourth quarter of 2014, an increase of 218.0% from RMB54.0 million in the fourth quarter of 2013 and an increase of 36.7% from RMB125.6 million in the third quarter of 2014. The sequential increase was primarily due to an increase in amortization expenses for published games and licensed IPs. The year-over-year increase was mainly due to the increases in payments made to mobile carrier channels and revenue sharing to distribution channels as our overall revenue continued to grow, as well as an increase in amortization expenses.

The Company’s overall gross margin was 58.9% during the fourth quarter of 2014, compared with 63.1% in the fourth quarter of 2013 and 64.9% in the third quarter of 2014. Gross margin decreased quarter-over-quarter primarily as a result of the higher amortization expenses incurred on licensing fees for published games and licensed IPs. The year-over-year decrease was mainly due to an increase in payments made to mobile carrier channels and revenue sharing with distribution channels and the higher amortization expenses.

Operating Expenses

Operating expenses were RMB183.2 million (US$29.5 million) in the fourth quarter of 2014, compared with RMB86.0 million in the fourth quarter of 2013 and RMB158.8 million in the third quarter of 2014. Operating expenses were 43.8% of revenues for the fourth quarter of 2014, compared with 44.4% in the prior quarter. The increase in operating expenses was primarily a result of higher share-based compensation expenses. Meanwhile, operating expenses as a percentage of revenues decreased significantly year-over-year from 58.7% due to economies of scale, which has resulted in a smaller increase in fixed overheads relative to a significantly higher increase in revenues.

Selling expenses were RMB103.5 million (US$16.7 million) during the fourth quarter of 2014, compared with RMB51.9 million in the fourth quarter of 2013 and RMB91.4 million in the third quarter of 2014. Selling expenses as a percentage of revenues was 24.8%, which is comparable to 25.6% for the third quarter of 2014, and decreased from 35.5% compared to the fourth quarter of 2013. Selling expenses as a percentage of revenues decreased year-over-year as our revenues increased significantly year-over-year. Selling expenses increased year-over-year and sequentially due to an increase of revenue and an expansion of online advertising activities, including increased game promotion through web platforms, application stores and agents.

General and administrative expenses were RMB40.8 million (US$6.6 million) in the fourth quarter of 2014, compared with RMB14.1 million in the fourth quarter of 2013 and RMB34.9 million for the third quarter of 2014. General and administrative expenses as a percentage of revenues were 9.8% in the fourth quarter of 2014, which are comparable to 9.6% in the fourth quarter of 2013 and 9.8% in the third quarter of 2014. The sequential and year-over-year increases were mainly due to increase in share-based compensation expenses.

Research and development expenses were RMB38.8 million (US$6.3 million) in the fourth quarter of 2014, compared with RMB19.9 million in the fourth quarter of 2013 and RMB32.5 million in the third quarter of 2014. Research and development expenses as a percentage of net revenues were 9.3% in the fourth quarter of 2014, a decrease from 13.6% from the fourth quarter of 2013 and comparable to that of 9.1% in the third quarter of 2014. The year-over-year decrease was due to an increase in revenues.

Share-based compensation expenses totaled RMB20.5 million (US$3.3 million) in the fourth quarter of 2014, compared with RMB0.3 million in the fourth quarter of 2013 and RMB6.1 million in the third quarter of 2014. Share-based compensation expenses increased sequentially and year-over-year primarily as a result of additional expenses of RMB12.7 million (US$2.1 million) incurred for the performance based share options issued to employees as financial performance targets for 2014 were achieved.

Operating Income

As a result of the foregoing, CMGE’s operating income was RMB62.9 million (US$10.1 million) in the fourth quarter of 2014, compared with an operating income of RMB6.4 million in the fourth quarter of 2013, representing a 882.8% increase year-over-year and a decrease of 14.2% compared to operating income of RMB73.3 million in the third quarter of 2014.

Non-GAAP operating income, excluding share-based compensation, was RMB83.4 million (US$13.4 million) during the fourth quarter of 2014, an increase of 1,144.8% compared with a non-GAAP operating income, excluding (1) share-based compensation expenses and (2) goodwill and intangible assets impairment loss, of RMB6.7 million in the fourth quarter of 2013, and an increase of 3.1% compared with non-GAAP operating income, excluding (1) share-based compensation expenses and (2) internal investigation costs, of RMB80.9 million in the third quarter of 2014.

Other Income

There was no material other income during the third and fourth quarters of 2014. Other income for the fourth quarter of 2013 was RMB10.1 million and mainly represented a gain resulting from a business acquisition for which the purchase consideration was lower than the fair value of the new assets acquired and liabilities assumed.

Income Tax

The Company had an income tax benefit of RMB0.1 million (US$0.02 million) for the fourth quarter of 2014, compared with an income tax benefit of RMB0.4 million in the third quarter of 2014 and an income tax benefit of RMB1.1 million for the fourth quarter of 2013.

Net Income attributable to CMGE

Net income attributable to CMGE for the fourth quarter of 2014 was RMB67.4 million (US$10.9 million), compared with net income attributable to CMGE of RMB34.2 million in the fourth quarter of 2013 and net income attributable to CMGE of RMB75.5 million in the third quarter of 2014. Net income attributable to CMGE was 97.1% higher year-over-year and 10.7% lower quarter-over-quarter. Net income attributable to CMGE was lower sequentially primarily because of an increase in share based compensation as a result of the additional expenses of RMB12.7 million (US$2.1 million) incurred for the performance based share options issued to employees as financial performance targets for 2014 were achieved. Net income attributable to CMGE was higher year-over-year because of higher operating profit as our revenues increased while expenses increased to a lesser extent.

Non-GAAP net income attributable to CMGE, excluding share-based compensation, was RMB87.9 million (US$14.2 million) during the fourth quarter of 2014, compared with a non-GAAP net income, excluding (1) share-based compensation expenses and (2) goodwill and intangible assets impairment loss, of RMB34.5 million in the fourth quarter of 2013 and non-GAAP net income, excluding (1) share-based compensation expenses and (2) internal investigation costs, of RMB83.2 million in the third quarter of 2014.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS during the fourth quarter of 2014 were RMB2.16 (US$0.35) and RMB2.04 (US$0.33), respectively, compared with basic and diluted earnings per ADS of RMB1.28 and RMB1.18, respectively, in the fourth quarter of 2013, and basic and diluted earnings per ADS during the third quarter of 2014 of RMB2.42 and RMB2.30, respectively.

Non-GAAP basic and diluted earnings per ADS, excluding share-based compensation, were RMB2.81 (US$0.45) and RMB2.66 (US$0.43), respectively, during the fourth quarter of 2014, compared with non-GAAP basic and diluted earnings per ADS, excluding (1) share-based compensation expenses and (2) goodwill and intangible assets impairment loss, of RMB1.28 and RMB1.19, respectively, in the fourth quarter of 2013 and non-GAAP basic and diluted earnings per ADS, excluding (1) share-based compensation expenses and (2) internal investigation costs, during the third quarter of 2014 of RMB2.67 and RMB2.54, respectively.

Cash and Cash Equivalents

As of December 31, 2014, the Company had cash and cash equivalents of RMB349.3 million (US$56.3 million), and short-term investments were RMB42.4 million (US$6.8 million).

Ordinary Shares

The Company had 438.3 million ordinary shares outstanding (both Class A and Class B ordinary shares, excluding the ordinary shares or the equivalent ADSs issued to Bank of New York Mellon as a reservation for the future exercise of options or warrants) as of December 31, 2014, or the equivalent of 31.3 million ADSs outstanding.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net Revenues

Our net revenues increased by 258.3% to RMB1,264.7 million (US$203.8 million) in 2014 from RMB353.0 million in 2013. This increase was primarily due to greater revenue contribution from both self-developed and licensed social games resulting from our continued marketing efforts, game development, licensing and operation.

•	Our game revenue increased by 296.2% to RMB1,264.7 million (US$203.8 million) in 2014 from RMB319.2 million in 2013, primarily due to continued success of our self-developed games and other popular third party published social games

•	Our handset design revenue decreased to nil from RMB33.8 million in 2013 as we shifted our focus away from handset design to focus our resources on game development, game publishing and distribution.

Cost of Revenues

Our cost of revenues increased by 210.2% to RMB483.9 million (US$78.0 million) in 2014 from RMB156.0 million in 2013. This increase was largely in line with our increase in revenues.

•	Our cost of revenues attributable to games increased by 288.7% to RMB483.9 million (US$78.0 million) in 2014 from RMB124.5 million in 2013. This increase was primarily due to an increase in amortization of intangible assets and game licensing fees and an increase in payments made to mobile carrier channels and revenue sharing with distribution channels.

•	Our cost of revenues attributable to handset design decreased to nil from RMB31.5 million in 2013 due to our shift of focus to game development, game publishing and distribution.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit increased by 296.4% to RMB780.8 million (US$125.8 million) in 2014 from RMB197.0 million in 2013. Our gross margin increased to 61.7% in 2014 from 55.8% in 2013. This increase is attributable primarily to growth in our games publishing business, as the amount paid to mobile game developers is netted off against revenue and not booked under cost of revenues. In addition, the percentage of fixed amortization costs also decreased in relation to the increase in revenue.

•	Our gross profit attributable to games increased by 301.0% to RMB780.8 million in 2014 from RMB194.7 million in 2013. Our gross margin attributable to games increased to 61.7% in 2014 from 61.0% in 2013.

•	Due to our shift in focus to game development, game publishing and distribution, we had nil gross profit attributable to handset design in 2014. The gross profit attributable to handset design was RMB2.3 million in 2013.

Operating Expenses

Our total operating expenses increased by 151.7% to RMB563.4 million (US$90.8 million) in 2014 from RMB223.8 million in 2013. This increase was primarily due to an increase in selling expenses and general and administrative expenses.

•	Selling expenses increased by 189.1% to RMB320.9 million (US$51.7 million) in 2014 from RMB111.0 million in 2013. Selling expenses increased due to an increase of revenue and an expansion of online advertising activities, including increased game promotion through web platforms, application stores and agents. Selling expenses as a percentage of net revenues decreased to 25.4% in 2014 from 31.4% in 2013.

•	General and administrative expenses increased by 134.7% to RMB131.2 million (US$21.1 million) in 2014 from RMB55.9 million in 2013 primarily as a result of the higher share-based compensation to motivate and reward our staff and the increased headcount to support our growing operations. General and administrative expenses as a percentage of net revenues decreased to 10.4% in 2014 from 15.8% in 2013.

•	Research and development expenses increased by 105.0% to RMB111.3 million (US$17.9 million) in 2014 from RMB54.3 million in 2013. Research and development expenses as a percentage of net revenues decreased to 8.8% in 2014 from 15.4% in 2013 due to a substantial year-over-year increase in revenues.

Operating Income (Loss)

We had operating income of RMB217.4 million (US$35.0 million) in 2014, compared to an operating loss of RMB26.8 million in 2013. As a result of the cumulative effect of the above factors, our operating margin increased to 17.2% in 2014 from -7.6% in 2013.

Other Income

We had other income of RMB5.2 million (US$0.8 million) in 2014, compared to other income of RMB25.7 million in 2013. Other income in 2014 mainly represented government grants and foreign exchange gain arising from the stronger RMB exchange rate against the US dollar. In comparison, other income in 2013 mainly represented (i) gain on disposal of a subsidiary engaged in the sale and development of mobile games in 2013, (ii) gain on an acquisition for which the purchase consideration was lower than the fair value of the net assets acquired and liabilities assumed, and (iii) government grants.

Changes in Fair Value of Contingently Returnable Consideration Assets

Our changes in fair value of contingently returnable consideration assets were nil in 2014. The amount for 2013 was a gain of RMB24.4 million, which was primarily due to an increase in the fair value of consideration shares to be returned to VODone pursuant to the contingent conditions related to the acquisitions of the 3GUU Group. Beginning in 2014, we will no longer have changes in fair value of contingently returnable consideration assets related to our historical reorganization as the contingently returnable consideration assets was fully settled as of 31 December 2013.

Income Tax

We had an income tax expense of RMB1.1 million (US$0.2 million) in 2014, compared to an income tax benefit of RMB0.2 million in 2013. Our effective tax rate was 0.49% in 2014, compared to 0.75% in 2013, primarily due to our increased profitability.

Net Income attributable to CMGE

As a result of the foregoing, we recorded net income attributable to CMGE of RMB232.1 million (US$37.4 million) in 2014, representing an increase of 904.8% from the net income attributable to CMGE of RMB23.1 million in 2013. Our non-GAAP net income attributable to CMGE, excluding (i) share-based compensation and (ii) internal investigation costs, was RMB272.1 million (US$43.9 million) in 2014, compared with non-GAAP net income attributable to CMGE, excluding (1) share-based compensation and (2) goodwill and intangible assets impairment loss of RMB39.7 million in 2013.

Declaration of Annual Cash Dividends

On March 26, 2015, the Company’s board of directors declared annual cash dividends in the aggregate amount of approximately USD4.4 million to the Company’s shareholders of record as of the close of business on April 17, 2015 (Eastern Daylight Time), at US$0.01 per Class A or Class B ordinary share, or US$0.14 per ADS, each representing fourteen Class A ordinary shares. The cash dividends are expected to be distributed on or about May 15, 2015.

The Company may continue to distribute annual dividends in the future. However, the distribution of any future dividends will be at the full discretion of the Board and will be dependent on the Company’s financial position, results of operations, available cash, capital requirements and other factors.

Business Outlook

For the first quarter of 2015, the Company expects revenue of RMB435.0 million (US$70.1 million). This forecast reflects the Company’s current and preliminary view on the estimated performance of its game portfolio and on the market and operational conditions, which may fluctuate and are subject to change.

Conference Call

CMGE’s management will host a conference call to discuss the results at 8:00 a.m. Eastern Daylight Time on March 26, 2015 (8:00 p.m. Beijing time on the same day).

The dial-in details for the live conference call are:

U.S. Toll Free Dial-In	+1 855-500-8701
Hong Kong Dial-In	+852 3018-6776
China Dial-In	400-120-0654
International Dial-In	+65 6723-9385
Conference ID	12493223

A telephone replay of the call will be available after the conclusion of the conference call at 11:00 a.m. Eastern Daylight Time on March 26, 2015 through 08:59 a.m. Eastern Daylight Time on Friday, April 3, 2015. The dial-in details for the replay are:

U.S. Toll Free Dial-In	+1 855-452-5696
International Dial In:	+61 2-9003-4211
Conference ID	12493223

A live webcast of the conference call will be available on the investor relations section of CMGE’s website at: http://ir.cmge.com/.

About CMGE

CMGE is the largest publisher and a leading developer of mobile games in China with integrated capabilities across the mobile game value chain. Its fully integrated capabilities include the development, licensing, publishing, distribution and operation of mobile games, primarily in China. Its social games are mainly developed for Android and iOS-based smartphones. CMGE’s extensive distribution network includes its proprietary Game Center application, handset pre-installations, application stores and web platforms and mobile network operators. The Company’s stock is traded on NASDAQ under the symbol CMGE. For more corporate and product information, please visit CMGE’s website at http://www.cmge.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CMGE may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CMGE’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies as well as our business plans; our future development, results of operations and financial condition; our ability to continue to develop new and attractive products and services; our ability to continue to develop new technologies or upgrade our existing technologies; our ability to attract and retain users and customers and further enhance our brand recognition; the expected growth of and trends in the mobile game industry in China; PRC governmental policies and regulations relating to the mobile game industry in China; competition in the mobile game industry; and general economic and business conditions in China. Further information regarding these and other risks is included in our registration statement on Form F-3, our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. CMGE does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and CMGE undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement CMGE’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude (1) share-based compensation, (2) internal investigation costs, (3) goodwill and intangible assets impairment loss and (4) listing expenses. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

For investor and media inquiries, please contact:

China Mobile Games and Entertainment Group Limited

Tel: +852 2700 6108

E-mail: ir@cmge.com

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares)

	As of December 31,	As of December 31,
	2013*	2014	2014
	RMB	RMB (Unaudited)	US$ (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	249,126	349,343	56,304
Restricted cash	15,725	—	—
Short-term investments	51,772	42,361	6,827
Accounts receivable	140,049	553,157	89,153
Prepayment and other current assets	91,585	192,855	31,083
Amount due from related party	6,097	6,087	981
Deferred tax assets	1,100	2,880	464

Total current assets	555,454	1,146,683	184,812

Non-current assets:
Property and equipment, net	13,085	23,602	3,804
Goodwill	564,841	564,841	91,036
Intangible assets, net	86,891	212,560	34,258
Prepayments	23,000	17,400	2,804
Equity method investments	—	17,311	2,790
Long-term investments, net	2,000	128,888	20,773
Deferred tax assets	2,714	5,105	822
Other non-current assets	5,139	71,225	11,479

Total non-current assets	697,670	1,040,932	167,766

TOTAL ASSETS	1,253,124	2,187,615	352,578

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowing	14,000	—	—
Accounts payable	59,170	189,491	30,540
Accrued expenses and other liabilities	41,174	90,697	14,618
Deferred revenue	12,413	17,824	2,873
Income tax payable	1,851	2,829	456
Amounts due to related parties	—	9,560	1,541

Total current liabilities	128,608	310,401	50,028

Non-current liabilities:
Unrecognized tax benefits	9,970	16,270	2,622
Deferred tax liabilities	7,793	4,464	719
Other non-current liabilities	2,000	2,000	322

Total non-current liabilities	19,763	22,734	3,663

Total liabilities	148,371	333,135	53,691

Mezzanine equity
Contingently redeemable ordinary shares (US$0.001 par value, 26,485,961 shares authorized; 26,485,961 and nil shares issued and outstanding as of December 31, 2013 and December 31, 2014, respectively. Aggregate liquidation preference and redemption amount were RMB77,677 and nil as of December 31, 2013 and December 31, 2014, respectively)	77,677	—	—

Shareholders’ equity
Class A ordinary shares (US$0.001 par value, 750,000,000 shares authorized; 178,034,362 and 257,523,929 shares issued and outstanding as of December 31, 2013 and December 31, 2014, respectively)	1,121	1,610	259
Class B ordinary shares (US$0.001 par value, 250,000,000 shares authorized; 180,821,228 and 180,821,228 shares issued and outstanding as of December 31, 2013 and December 31, 2014, respectively)	1,179	1,179	190
Additional paid-in capital	1,003,417	1,604,851	258,655
Retained earnings	19,635	251,759	40,576
Accumulated other comprehensive income/(loss)	122	(2,735)	(441)

Total China Mobile Games and Entertainment Group Limited’s equity	1,025,474	1,856,664	299,239
Noncontrolling interests	1,602	(2,184)	(352)

Total shareholders’ equity	1,027,076	1,854,480	298,887

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	1,253,124	2,187,615	352,578

*	Amounts for the year ended December 31, 2013 were derived from December 31, 2013 audited consolidated financial statements.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

	For the Three Months Ended				For the Twelve Months Ended
	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Net Revenues
Games	146,717	357,648	417,752	67,329	319,218	1,264,695	203,832
Handset design	(281)	—	—	—	33,789	—	—

Total net revenues	146,436	357,648	417,752	67,329	353,007	1,264,695	203,832

Cost of revenues
Games	(53,944)	(125,590)	(171,678)	(27,669)	(124,506)	(483,943)	(77,997)
Handset design	(98)	—	—	—	(31,491)	—	—

Total cost of revenues	(54,042)	(125,590)	(171,678)	(27,669)	(155,997)	(483,943)	(77,997)

Gross profit	92,394	232,058	246,074	39,660	197,010	780,752	125,835
Operating expenses:
Selling expenses	(51,913)	(91,436)	(103,479)	(16,678)	(110,954)	(320,887)	(51,718)
General and administrative expenses	(14,144)	(34,917)	(40,848)	(6,583)	(55,925)	(131,174)	(21,141)
Research and development expenses	(19,912)	(32,452)	(38,827)	(6,258)	(54,294)	(111,293)	(17,937)
Impairment of intangible assets	—	—	—	—	(2,613)	—	—

Operating income (loss)	6,425	73,253	62,920	10,141	(26,776)	217,398	35,039
Interest income	915	2,327	1,656	267	3,322	8,241	1,328
Share of profits (losses) in equity method investments	—	(780)	(1,294)	(209)	—	(1,809)	(292)
Other income (loss)	10,089	34	(219)	(35)	25,654	5,238	844
Change in fair value of contingently returnable consideration assets	16,784	—	—	—	24,366	—	—

Income before income taxes and noncontrolling interests	34,213	74,834	63,063	10,164	26,566	229,068	36,919
Income tax (expense) benefit	1,083	358	148	24	197	(1,121)	(180)

Net income	35,296	75,192	63,211	10,188	26,763	227,947	36,739

Accretion of contingently redeemable ordinary shares	(920)	—	—	—	(3,174)	—	—

Net income attributable to shareholders	34,376	75,192	63,211	10,188	23,589	227,947	36,739

Net income (loss) attributable to noncontrolling interests	146	(338)	(4,220)	(680)	503	(4,177)	(673)
Net income attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders	34,230	75,530	67,431	10,868	23,086	232,124	37,412

Other comprehensive income (loss):
Foreign currency translation adjustment	(1,397)	24	(2,863)	(461)	542	(3,332)	(537)
Unrealized gains on available-for-sale investments	—	—	475	77	—	475	77

Other comprehensive income (loss)	(1,397)	24	(2,388)	(384)	542	(2,857)	(460)

Comprehensive income	32,979	75,216	60,823	9,804	24,131	225,090	36,279

Comprehensive income (loss) attributable to noncontrolling interests	503	(337)	(4,221)	(680)	451	(4,177)	(673)
Comprehensive income attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders	32,476	75,553	65,044	10,484	23,680	229,267	36,952

Earnings per ADS:
Basic	1.28	2.42	2.16	0.35	0.98	7.67	1.24
Diluted	1.18	2.30	2.04	0.33	0.89	7.22	1.16
Weighted average number of ADS:
Basic	24,773,953	31,151,151	31,289,118	31,289,118	22,826,916	30,259,888	30,259,888
Diluted	26,851,708	32,769,323	33,079,081	33,079,081	23,827,162	32,130,215	32,130,215
Cash dividends declared per ADS	—	—	0.87	0.14	—	0.87	0.14

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”))

	For the Three Months Ended				For the Twelve Months Ended
	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Net cash provided by (used in) operating activities	(53,497)	(62,679)	66,261	10,679	(60,663)	(20,160)	(3,250)
Net cash used in investing activities	(29,617)	(47,526)	(101,173)	(16,305)	(77,561)	(365,268)	(58,870)
Net cash provided by financing activities	108,011	5,419	1,880	303	260,427	488,590	78,747

Exchange rate effect on cash and cash equivalents	(2,046)	21	(2,859)	(461)	(1,813)	(2,945)	(475)
Net increase (decrease) in cash and cash equivalents	22,851	(104,765)	(35,891)	(5,784)	120,390	100,217	16,152
Cash and cash equivalents, beginning of the period	226,275	489,999	385,234	62,088	128,736	249,126	40,152

Cash and cash equivalents, end of the period	249,126	385,234	349,343	56,304	249,126	349,343	56,304

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(Amounts in thousands of Renminbi (“RMB”) except for per ADS data)

	For the three months ended December 31, 2013			For the three months ended September 30, 2014			For the three months ended December 31, 2014
	GAAP	Adjustment (a)	Non-GAAP	GAAP	Adjustment (b)	Non-GAAP	GAAP	Adjustment (c)	Non-GAAP
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating expenses	85,969	(306)	85,663	158,805	(7,649)	151,156	183,154	(20,460)	162,694
Income from operations	6,425	306	6,731	73,253	7,649	80,902	62,920	20,460	83,380
Operating margin	4.4%		4.6%	20.5%		22.6%	15.1%		20.0%
Net income	35,296	306	35,602	75,192	7,649	82,841	63,211	20,460	83,671
Net margin	24.1%		24.3%	21.0%		23.2%	15.1%		20.0%
Net income attributable to CMGE	34,230	306	34,536	75,530	7,649	83,179	67,431	20,460	87,891
Net margin attributable to CMGE	23.4%		23.6%	21.1%		23.3%	16.1%		21.0%
Diluted earnings per ADS(b)	1.18		1.19	2.30		2.54	2.04		2.66

	For the twelve months ended December 31, 2013			For the twelve months ended December 31, 2014
	GAAP	Adjustment (d)	Non-GAAP	GAAP	Adjustment (b)	Non-GAAP
	RMB	RMB	RMB	RMB	RMB	RMB
Operating expenses	223,786	(16,633)	207,153	563,354	(39,928)	523,426
Income (loss) from operations	(26,776)	16,633	(10,143)	217,398	39,928	257,326
Operating margin	-7.6%		-2.9%	17.2%		20.3%
Net income	26,763	16,633	43,396	227,947	39,928	267,875
Net margin	7.6%		12.3%	18.0%		21.2%
Net income attributable to CMGE	23,086	16,633	39,719	232,124	39,928	272,052
Net margin attributable to CMGE	6.5%		11.3%	18.4%		21.5%
Diluted earnings per ADS(d)	0.89		1.67	7.22		8.47

(a)	Adjustment to exclude the share-based compensation expense and goodwill and intangible assets impairment loss of each period.
(b)	Adjustment to exclude the share-based compensation expense and internal investigation costs of each period.
(c)	Adjustment to exclude the share-based compensation expense of each period.
(d)	Adjustment to exclude the share-based compensation expense, goodwill and intangible assets impairment loss and listing expense of each period.
(e)	1 ADS = 14 Ordinary Shares.